Exhibit 33.1

NewStem Ltd.

Condensed Interim Financial Statements

As of March 31, 2023

(Unaudited)

NewStem Ltd.

Condensed Interim Financial Statements as of March 31, 2023

NewStem Ltd.

Condensed Interim Balance Sheets as of

(Unaudited)

	March 31	December 31
	2023	2022
	US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents	621	878
Other accounts receivable	58	33
Total current assets	679	911

Non-current assets
Property and equipment, net	19	23

Total assets	698	934

Liabilities and shareholders’ equity

Current liabilities
Accounts payable	122	97

Non-current liabilities
Convertible financial instrument	124	121
Total liabilities	246	218

Shareholders’ equity
Ordinary shares	*	*
Additional paid-in capital	8,764	8,686
Accumulated deficit	(8,312)	(7,970)
Total shareholders’ equity	452	716

Total liabilities and shareholders’ equity	698	934

Ayelet Dilion Mashiah
CEO

Date of approval of the financial statements: May 8, 2023.

* Represents an amount less than $1 thousand.

The accompanying notes are an integral part of the condensed interim financial statements.

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NewStem Ltd.

Condensed Interim Statements of Operations for the

(Unaudited)

		Three-month	Three-month
		period ended	period ended
		March 31,	March 31,
		2023	2022
	Note	US$ thousands	US$ thousands

Revenues	5B	95	-

Cost of revenues	5B	11	-

Gross profit		84	-

Operating expenses:

Research and development expenses		388	1,176

General and administrative expenses, net		30	49

Operating loss		334	1,225

Financial expenses, net		8	3

Loss for the period		342	1,228

The accompanying notes are an integral part of the condensed interim financial statements.

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NewStem Ltd.

Condensed Interim Statements of Changes in Shareholders’ Equity (Deficiency)

(Unaudited)

			Additional
			paid-in	Accumulated
	Ordinary shares		capital	deficit	Total
	Number of shares	US$ thousands	US$ thousands	US$ thousands	US$ thousands

For the three - month period ended March 31, 2023

Balance as of January 1, 2023	163,494	*	8,686	(7,970)	716

Stock based compensation	-	-	78	-	78
Loss for the period	-	-	-	(342)	(342)

Balance as of March 31, 2023	163,494	*	8,764	(8,312)	452

For the three - month period ended March 31, 2022

Balance as of January 1, 2022	158,696	*	6,734	(5,629)	1,105

Stock based compensation	-	-	74	-	74
Loss for the period	-	-	-	(1,228)	(1,228)

Balance as of March 31, 2022	158,696	*	6,808	(6,857)	(49)

* Represents an amount less than $1 thousand.

The accompanying notes are an integral part of the condensed interim financial statements.

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NewStem Ltd.

Condensed Interim Statements of Cash Flows for the

(Unaudited)

	Three-month	Three-month
	period ended	period ended
	March 31,	March 31,
	2023	2022
	US$ thousands	US$ thousands

Cash flows from operating activities

Loss for the period	(342)	(1,228)

Adjustments required to reconcile loss to net cash used in operating activities:

Depreciation	4	5
Revaluation of convertible financial instrument	3	(3)
Stock based compensation	78	845
Increase in other accounts receivable	(25)	(32)
Increase in other liabilities	-	100
Increase (decrease) in accounts payable	25	(8)

Net cash used in operating activities	(257)	(321)

Cash flows from investing activities

Net cash used in investing activities	-	-

Cash flows from financing activities

Net cash used in financing activities	-	-

Net decrease in cash and cash equivalents	(257)	(321)

Cash and cash equivalents at the beginning of the period	878	601

Cash and cash equivalents at the end of the period	621	280

The accompanying notes are an integral part of the condensed interim financial statements.

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NewStem Ltd.

Notes to the Condensed Interim Financial Statements as of March 31, 2023

Note 1 - General

A.	NewStem Ltd. (“the Company”) was incorporated in September 2016 under the laws of the State of Israel and commenced its business operations in July 2018.

B.	The Company is a development stage company utilizing its pioneering intellectual property related to haploid human embryonic stem cells for the development of personalized diagnostics and therapeutics for genetic and epigenetic diseases.

C.	Since inception, the Company has accumulated a deficit of $8,312 thousand.

The Company will need to obtain additional funds to continue its operations. Management’s plans with regard to these matters include continued development, marketing and licensing of its products, as well as seeking additional financing arrangements. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient cash from sales, licensing or financing on terms acceptable to the Company. The Company’s management has approved a contingent cost reduction in order to adjust future operation expenses to its cash balance. Following the fund-raising mentioned in Note 5A and those made in 2022, and the Company’s adjustment of its future operation expenses, the Company believes that its cash resources are sufficient for the operations of the next 12 months.

D.	Definitions

In these financial statements –

1.	The Company – NewStem Ltd.

2.	Related Party – Within its meaning in ASC 850, “Related Party Transactions”.

Note 2 - Basis of Presentation

The accompanying condensed interim balance sheet as of March 31, 2023, and the condensed interim statement of operations, changes in shareholders’ equity (deficiency) and cash flows for the three-month period ended March 31, 2023, are unaudited. These unaudited condensed interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America.

The unaudited condensed interim financial statements contain all adjustments which, in the opinion of management, are necessary to present fairly, the financial information included therein. It is suggested that these condensed interim financial statements be read in conjunction with the audited financial statements and accompanying notes included in the Company’s report for the year ended December 31, 2022. Results for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

The accounting principles used in the preparation of the interim statements are consistent with those used in the preparation of the financial statements of the Company as of December 31, 2022. See also note 5B.

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NewStem Ltd.

Notes to the Condensed Interim Financial Statements as of March 31, 2023

Note 3 - Related Parties

The Company engaged with its shareholders to receive consulting services and lab renting.

In addition, the Company is required to pay a shareholder sublicense fees at a rate of up to 12% of sublicense.

A.	Transactions

	Three-month	Three-month
	period ended	period ended
	March 31,	March 31,
	2023	2022
	US$ thousands	US$ thousands

Cost of revenues	11	-

Research and development expenses	83	68

B.	Balances

	March 31,	March 31,
	2023	2022
	US$ thousands	US$ thousands

Other accounts receivable	44	-

Accounts payable	11	-

Note 4 - Convertible Financial Instrument

In November 2021, the Company signed a Simple Agreement for Future Equity (“SAFE”) with an investor in the amount of 100 thousand Great British Pound (“GBP”) (approximately US$134 thousands).

The convertible financial instrument is presented at fair value. The convertible financial instrument is considered a Level 3 fair value measurement.

The changes in the liability measured at fair value for which the Company has used Level 3 inputs to determine fair value are as follows:

	Three-month	Three-month
	period ended	period ended
	March 31,	March 31,
	2023	2022
	US$ thousands	US$ thousands

Balance as of January 1,	121	134
Change in fair value	3	(3)

Balance as of March 31,	124	131

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NewStem Ltd.

Notes to the Condensed Interim Financial Statements as of March 31, 2023

Note 5 - Events during the period

A.	Convertible Loan Agreement

On March 20, 2023, the Company signed a Convertible Loan Agreement (“the Loan”) in the amount of US$200 thousands which bear simple interest at the rate of 12.5% per annum, paid in kind. At the end of a period of 24 months after the date on which the loan funds are provided or in M&A Event, the Loan together with the accrued interest (“Outstanding Amount”) shall convert into shares of the Company’s then most senior class of shares at the price per share paid by the investors in the last financing.

If the Company obtains financing at an earlier date, then the Outstanding Amount shall convert into shares of the Company’s most senior class as shall be issued in such financing transaction, at a price per share equal to 75% of the lowest price per share paid by the investors participating in the financing.

In an event of liquidation only (as defined in the Convertible Loan Agreement), the interest rate shall increase to 20% per annum.

As of March 31, 2023, the Loan has not yet been received. Therefore, no balances were recorded for this commitment in the condensed interim financial statements.

B.	Sub-License Agreement

On December 23, 2022, The Company signed a Sub-License Agreement (the “Agreement”), which entered into effect in January 2023, for a sub-license of the Company’s intellectual property related to Fragile X Syndrome (“IP”).

In consideration for the grant of each period of the sub-license, the Company will be entitled to license fees of a lump sum of US$95 thousands for years 1-5 (“First License Period”), US$50 thousand per year for years 6-7, US$100 thousand per year for year 8 and onwards. The Company is also entitled for reimbursement of patent costs that were incurred in the past relating the intellectual property, of approximately $24 thousand and will entitled for reimbursement of future patent costs. These reimbursements will be accounted for as reduction of General and administrative expenses.

In addition, the Company will be entitled to royalties upon future sales of products that are based on the Company’s licensed intellectual property at a rate of 3.5% of the net sales or 50% of sales-based sub-license income, sublicense fees at a rate of up to 13.2% - 22.0% of sublicense consideration, subject to certain terms, as outlined in the Agreement. Moreover, the Company is entitled to certain future milestones payments, partly based on sales and partly based on reaching Phase III clinical trials. The Company also received a right to receive a fee equal to 0.5% of the customer’s exit consideration (“Exit Fee”), which will be received upon an exit event of the customer, as defined in the Agreement. Based on the estimated date of the customer’s exit event and the discount rate used to calculate the current value of the Exit Fee, the fair value of the Exit Fee as of the inception date of the Agreement was considered to be immaterial.

In addition, according to this Agreement, it was acknowledged that the Company received US$200 thousand to support certain research activities (performed and accounted for during 2022), and will acquire certain services from the customer for US$100 thousand to evaluate the toxicity of potential drugs candidates.

The Company views granting of licenses and sublicenses as outputs of its ordinary business activities, and recipients of such licenses as customers. Thus, the Company considered this Agreement to be in the scope of ASC 606 Revenue from Contracts with Customers (“ASC 606”). The Company determined that the customer has received rights of use of the IP, which are functional in nature, since the Company will not perform any activities to change functionality of the IP during the terms of the sub-license. As prescribed by ASC 606, revenue from right to use IP is recognized at a point in time, when the customer receives access to the IP. The Company did not identify a promise to provide future services in the Agreement, and hence the rights to use the IP are the only performance obligations in the Agreement. Therefore, the Company recognized revenues of $95 thousand in the three-month period ending March 31, 2023, for the First License Period. Sales-based royalties and milestone payments dependent of future sales will be recognized upon the occurrence of applicable future sales, under the royalty exception. Other milestone payments are currently fully constrained under the variable consideration guidance.

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